Exhibit 4. (b)(i).1  Consulting Agreement with Snapper Inc.

CONSULTING AGREEMENT

This Agreement will formalize a relationship between First Empire Entertainment.com Inc. (hereinafter "First Empire") and the consultant Snapper Inc. (hereinafter "Snapper"), effective May 1, 2003.

In consideration of the mutual covenants contained herein, First Empire and Snapper agree as follows:

1.   Scope of Services

First Empire acknowledges that First Empire retains the services of Snapper and Snapper hereby accepts such retainer, under the following terms:

The services of Snapper shall include but not be restricted to the following:

a)	sourcing and qualifying new business opportunities for acquisition by First Empire;

b)	apprising the business community of the progress of First Empire, particularly outside of North America; and

c)	performing general public relations and financial consulting work.

2.   Terms of Retention

The term of this agreement shall commence May 1, 2003, and shall expire on May 1, 2004, and is subject to automatic renewal unless cancelled in writing by either party.

3.   Fees and Compensation

For the services rendered pursuant to this Agreement, First Empire agrees as follows:

a)	remuneration for services of Snapper to be provided for and paid by First Empire hereunder shall be comprised of $5,000 USD per month payable in advance, with the first payment to be made on May 1, 2003.

b)	A the option of Snapper, any balance due to Snapper which arose from such consulting charges and/or from cash advances from time to time may be converted into common shares of First Empire. The common shares will be valued at either the market price on the date of conversion or if a market price is not available, then at a mutually agreed price.

c)	a cash success fee equal to 10% of the investment into First Empire by any investor introduced to First Empire, directly or indirectly by Snapper will be paid by First Empire to Snapper. First Empire will be obligated to pay the success fee to Snapper as long as such investor in discussion with First Empire concludes a transaction and funds an investment in the Company within one year from the execution of this Agreement by First Empire. Any investment through the issuance of public securities to First Empire will be valued at the market value (bid price) of the public securities received by First Empire and shareholders of First Empire in the transaction. All success fees will be due and payable at the closing of the investment/transaction with First Empire and the investor.

4.   Expenses

Reasonable expenses incurred by Snapper in performing its duties under this Agreement including but not limited to travel, telephone, fax and photocopier costs will be paid by First Empire within 30 days of receipt of an invoice from Snapper, such invoices to be not more frequent than monthly and, if requested so by First Empire, to be supported by documentary evidence. Any expenses to be incurred by Snapper in excess of $1,500.00 CDN will be pre-approved by First Empire.

Dated:  May 1, 2003

FIRST EMPIRE ENTERTAINMENT.COM INC.

Per:	/s/ Terence Robinson

Terence Robinson
Chief Executive Officer

SNAPPER INC.

Per:	/s/ Ed Svoboda

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